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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9

                               (AMENDMENT NO. 1)

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                               VARLEN CORPORATION

                           (Name of Subject Company)

                               VARLEN CORPORATION

                       (Name of Person Filing Statement)

                     COMMON STOCK, PAR VALUE $.10 PER SHARE

                (AND ASSOCIATED PREFERRED SHARE PURCHASE RIGHTS)

                         (Title of Class of Securities)

                                  922248 10 9

                     (CUSIP Number of Class of Securities)

                            ------------------------

                                RAYMOND A. JEAN
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                               VARLEN CORPORATION
                       55 SHUMAN BOULEVARD, P.O. BOX 3089
                        NAPERVILLE, ILLINOIS 60566-7089
                                 (630) 420-0400

            (Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of the Person Filing Statement)

                                WITH COPIES TO:

   Vicki L. Casmere, Esq.           R. Scott Falk, Esq.           Kevin G. Abrams, Esq.
   Vice President, General           Kirkland & Ellis           Richards, Layton & Finger
     Counsel & Secretary          200 East Randolph Drive           One Rodney Square
     Varlen Corporation           Chicago, Illinois 60601             P. O. Box 551
     55 Shuman Boulevard              (312) 861-2000           Wilmington, Delaware 19899
  P.O. Box 3089 Naperville,                                          (302) 658-6541
     Illinois 60566-7089
       (630) 420-0400

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    This Amendment No. 1 amends and supplements the Solicitation/Recommendation
Statement on Schedule 14D-9 (the "Schedule 14D-9") filed with the Securities and Exchange Commission (the "Commission") on June 7, 1999, by Varlen Corporation (the "Company" or "Varlen"), relating to the cash tender offer by Track Acquisition Incorporated ("Track"), a Delaware corporation and a wholly owned subsidiary of Amsted Industries Incorporated ("Amsted"), to purchase all outstanding shares of the Company's common stock, par value $.10 per share (the "Common Stock"), including the associated Preferred Share Purchase Rights (the "Rights," and together with the Common Stock, the "Shares") issued pursuant to the Rights Agreement dated as of June 17, 1996, as amended on September 28, 1998 and May 25, 1999 (the "Rights Agreement"), between the Company and Harris Trust and Savings Bank (the "Rights Agent"), at a price of $35.00 per Share, net to the seller in cash, on the terms and subject to the conditions set forth in the Offer to Purchase, dated May 24, 1999, and in the related Letter of Transmittal (which together, as amended and supplemented, constitute the "Amsted Offer"). The Amsted Offer is disclosed in a Tender Offer Statement on Schedule 14D-1, dated May 24, 1999 and amended June 9, 1999, June 17, 1999, June 21, 1999, June 22, 1999 and July 6, 1999 (the "Schedule 14D-1"), as filed with the Commission. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 14D-9.

ITEM 3. IDENTITY AND BACKGROUND.

The response to Item 3(b) is hereby amended and supplemented by adding the following:

    On July 9, 1999, the Company and Amsted entered into a confidentiality/standstill agreement (the "Amsted Confidentiality Agreement") pursuant to which the Company will provide Amsted with access to the Company's senior management and confidential business information. The Amsted Confidentiality Agreement is filed as Exhibit 40 hereto and is incorporated by reference herein.

    Under the provisions of the Amsted Confidentiality Agreement, Amsted will not, directly or indirectly, from July 9, 1999 to August 23, 1999, among other things, (a) purchase Shares of Varlen whether pursuant to the Amsted Offer or otherwise, (b) solicit written consents from Varlen stockholders or take steps in furtherance thereof by filing preliminary proxy materials with the Commission, or (c) seek to convene a special meeting of the stockholders of Varlen.

    In accordance with the terms of the Amsted Confidentiality Agreement, representatives of Amsted may conduct due diligence, including receiving presentations from representatives of the Company, including the Company's management and its legal and financial advisors, and receiving access to certain non-public written information regarding the Company.

    The Company has also entered into confidentiality/standstill agreements with other third parties, pursuant to which it has provided such parties with management presentations and access to certain non-public information regarding the Company. Pursuant to the terms of such agreements, the standstill provisions of those agreements will be modified to conform to the August 23, 1999 termination date of the standstill provisions in the Amsted Confidentiality Agreement.

    The process being conducted by the Company is expected to result in continued discussions, additional expressions of interest and negotiations with one or more third parties with respect to a potential strategic transaction. The process being conducted by the Company could result at any time in (i) the Company requesting and receiving formal proposals from one or more third parties to engage in a strategic transaction with the Company, (ii) an agreement for a strategic transaction between the Company and a third party, (iii) an auction of the Company involving multiple parties that have communicated expressions of interest in the Company, or (iv) other strategic alternatives including but not limited to (a) an extraordinary transaction such as a merger or reorganization involving the Company or one or more subsidiaries of the Company and a third party, (b) a purchase, sale or transfer of a material amount of assets by the Company or any of its subsidiaries, (c) a tender or exchange offer for, or open market or privately negotiated purchases or other acquisitions of securities by or of, the Company, (d) a material

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change in the present capitalization or dividend policy of the Company, or (e) a business combination or joint venture involving the Company or any of its subsidiaries.

    There can be no assurance that any of the foregoing will result in any transaction being recommended to the Board, that any transaction that may be recommended to the Board will be authorized or consummated, or that a transaction other than those described herein will not be proposed, authorized or consummated.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

The response to Item 4(a) is hereby amended and supplemented by adding the following:

    On June 9, 1999, representatives of Amsted contacted the Company's financial advisors and expressed an interest in executing a confidentiality/standstill agreement in return for being granted access to the Company's senior management and confidential business information. On June 11, 1999, Morgan Stanley, on behalf of the Company, sent Amsted a proposed confidentiality/standstill agreement on terms pursuant to which the Company was prepared to grant Amsted the access requested. On June 11, 12, and 13, the respective legal advisors of Amsted and the Company had discussions regarding possible terms for a confidentiality/standstill agreement, but were unable to reach an agreement at that time. On June 13, 1999, Amsted's advisors advised the Company's advisors that Amsted was not interested in executing a confidentiality/standstill agreement. On June 17, 1999, Mr. Goetschel sent a letter to Mr. Jean formally stating Amsted's refusal to execute the proposed form of confidentiality/standstill agreement, and Amsted filed a copy of such proposed form of confidentiality/standstill agreement and Mr. Goetschel's letter with the Commission.

    On June 21, 1999, Amsted announced that the expiration date of the Amsted Offer had been extended to 12:00 midnight, New York City time on July 6, 1999.

    On July 6, 1999, representatives of Amsted again contacted the Company's financial advisors and expressed an interest in executing a confidentiality/standstill agreement in return for being granted access to the Company's senior management and confidential business information. On that same date, Amsted announced that the expiration date of the Amsted Offer had been extended to 12:00 midnight, New York City time on July 21, 1999.

    On July 8, 1999, Varlen's advisors and Amsted's advisors undertook discussions with respect to a confidentiality/standstill agreement and on July 9, 1999 executed the Amsted Confidentiality Agreement, which is incorporated by reference herein. On July 12, 1999, the Company issued a press release announcing the execution of the Amsted Confidentiality Agreement. A copy of the press release is filed as Exhibit 41 hereto and is incorporated by reference herein.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

The response to Item 6(a) is hereby amended and supplemented by adding the following:

    On April 16, 1999, Richard L. Wellek, the Company's retired Chief Executive Officer, exercised stock options with respect to, and sold in the open market, 19,769 Shares.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

The response to Item 7(a)-(b) is hereby amended and supplemented by adding the following:

    In response to the Amsted Offer, the Board has considered and reviewed the feasibility and desirability of exploring a variety possible alternative transactions. As a result of the process of exploring the Company's strategic alternatives as adopted by the Board on May 25, 1999 and affirmed by the Board on June 4, 1999, the Company has entered into confidentiality/standstill agreements pursuant to which the

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Company has provided third parties with access to the Company's senior management and confidential business and financial information.

    On June 9, 1999, representatives of Amsted contacted the Company's financial advisors and expressed an interest in executing a confidentiality/standstill agreement in return for being granted access to the Company's senior management and confidential business information. On June 11, 1999, Morgan Stanley, on behalf of the Company, sent Amsted a proposed confidentiality/standstill agreement on terms pursuant to which the Company was prepared to grant Amsted the access requested. On June 11, 12, and 13, the respective legal advisors of Amsted and the Company had discussions regarding possible terms for a confidentiality/standstill agreement, but were unable to reach an agreement at that time. On June 13, 1999, Amsted's advisors informed the Company's advisors that Amsted was not interested in executing a confidentiality/standstill agreement. On June 17, 1999, Mr. Goetschel sent a letter to Mr. Jean formally stating Amsted's refusal to execute the proposed form of confidentiality/standstill agreement. On June 21, 1999, Amsted announced that the expiration date of the Amsted Offer had been extended to 12:00 midnight, New York City time on July 6, 1999. On July 6, 1999, representatives of Amsted again contacted the Company's financial advisors and expressed an interest in executing a confidentiality/standstill agreement in return for being granted access to the Company's senior management and confidential business information. On that same date, Amsted announced that the expiration date of the Amsted Offer had been extended to 12:00 midnight, New York City time on July 21, 1999. On July 8, 1999, Varlen's advisors and Amsted's advisors undertook discussions with respect to a confidentiality/standstill agreement and on July 9, 1999 executed the Amsted Confidentiality Agreement.

    As part of the Company's process of gathering information regarding possible strategic alternatives, the Company and its financial advisors have held preliminary discussions and will continue to engage in discussions or negotiations with a number of parties concerning possible strategic alternatives. The Company has received preliminary communications from third parties expressing interest in making an investment in the Company or acquiring the Company at a price per share in excess of that being offered by Amsted. In light of these developments, the process being conducted by the Company is expected to result in continued discussions, additional expressions of interest and negotiations with one or more third parties with respect to a potential strategic transaction. The process being conducted by the Company could result at any time in (i) the Company requesting and receiving formal proposals from one or more third parties to engage in a strategic transaction with the Company,
(ii) an agreement for a strategic transaction between the Company and a third party, (iii) an auction of the Company involving multiple parties that have communicated expressions of interest in the Company, or (iv) other strategic alternatives including but not limited to (a) an extraordinary transaction such as a merger or reorganization involving the Company or one or more subsidiaries of the Company and a third party, (b) a purchase, sale or transfer of a material amounts of assets by the Company or any of its subsidiaries, (c) a tender or exchange offer for, or open market or privately negotiated purchases or other acquisitions of securities by or of, the Company, (d) a material change in the present capitalization or dividend policy of the Company, or (e) a business combination or joint venture involving the Company or any of its subsidiaries.

    The Board expects to evaluate the strategic alternatives available to the Company, decide what action is in the best interest of the Company's stockholders and implement that decision. No timetable has been set for the completion of this process. No assurance can be given as to the outcome of the pursuit of any of these alternatives or that any discussions or negotiations with one or more third parties which may be entered into will result in a request for or submission of any proposal regarding or an investment in or a strategic transaction with the Company or will result in an auction of the Company or that any such proposal, if made, by one or more third parties will result in an agreement regarding an investment in or strategic transaction with the Company. There can be no assurance that any of the foregoing will result in any transaction being recommended to the Board, that any transaction that may be recommended to the Board will be authorized or consummated, or that a transaction other than those described herein will not be proposed, authorized or consummated. The commencement or continuation of any of the foregoing

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may also be dependent upon the future actions of Amsted with respect to the
Amsted Offer. The proposal, authorization, announcement or consummation of any transaction of the type referred to in this Item 7 could adversely affect or result in withdrawal of the Amsted Offer.

    In connection with the foregoing, the Board has determined and affirmed that disclosure at this time with respect to possible strategic alternatives or the parties thereto, and the possible terms of any other transactions or proposals of the type referred to above in this Item 7, prior to an agreement in principle with respect thereto would jeopardize the commencement or continuation of any discussions or negotiations that the Company may conduct. The Board accordingly has instructed management and its advisors not to disclose the terms of such discussions or negotiations, or the parties thereto, until such agreement has been reached or as otherwise may be required by law.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

The response to Item 9 is hereby amended and supplemented by adding the following new exhibits:

Exhibit    Rights Agreement dated as of June 17, 1996 (incorporated herein by reference to
11         Exhibit 4(a) to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended August 3, 1996) as amended on September 28, 1998 (incorporated herein by reference to Exhibit (4)(a) to the Company's Quarterly Report on Form
           10-Q for the fiscal quarter ended October 31, 1998) and on May 25, 1999
           (incorporated herein by reference to Exhibit 1 to the Company's Form 8-A/A
           Registration Statement, filed with the Commission on June 7, 1999).

Exhibit    Amsted Confidentiality/Standstill Agreement, dated July 9, 1999, between Varlen
40         and Amsted.

Exhibit    Press release issued by Varlen on July 12, 1999.
41

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                                   SIGNATURE

    After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                                VARLEN CORPORATION

                                                By:        /s/ RAYMOND A. JEAN
                                                           --------------------------------------
                                                           Raymond A. Jean
                                                           PRESIDENT AND CHIEF EXECUTIVE OFFICER

Dated: July 12, 1999

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